Mail Stop 3010

May 6, 2010

Mark L. Kleifges
Chief Financial Officer
Hospitality Properties Trust
400 Centre Street
Newton, MA 02458

      Re: Hospitality Properties Trust
              Form 10-K for Fiscal Year Ended
              December 31, 2009
              Filed February 24, 2010
              Definitive Proxy Statement
              Filed February 24, 2010
              File No. 001-11527

Dear Mr. Kleifges:

      We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

Item 2. Properties, page 49

1. We note that 14 of your hotels are subject to ground leases. Please tell us the aggregate value of such properties. To the extent that they represent a material portion of your assets, please tell us the range of remaining years on those leases and explain the effect if you are unable to renew the leases. Please provide similar information for the travel centers that are also subject to land leases.

Item 3. Legal Proceedings, page 50

2. In future filings, please disclose the principal parties of the legal proceedings disclosed. For example, please disclose the name of the plaintiff who instituted the derivative action against TA's directors, you and RMR in 2008. Refer to Item 103 of Regulation S-K for guidance.

Item 15. Exhibit and Financial Statement Schedules, page 84

Exhibits, page 84

3. Refer to the agreements filed as exhibits 10.9, 10.13, 10.14, 10.17 and 10.19 to your Form 10-K. We note that the agreements, as filed, omit schedules and exhibits to the agreements. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreements with your next quarterly report or tell us why you believe the agreements are no longer material to investors.

Financial Statements

Consolidated Statements of Income, page F-4

4.   In light of your placement of interest expense and interest income, please tell us how you have complied with Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

9. Concentration

Credit Concentration, page F-22

5. In instances where operations at certain hotels generated net financial results below the guaranteed minimum returns and you either received payments from the hotel managers or their guarantors or amounts were applied from the security deposit you hold, please tell us how you have determined that it was appropriate to record these amounts as a reduction of hotel operating expenses. Within your response, please reference the authoritative accounting literature management relied upon.

Significant Tenant, page F-23

6. Please tell us how you have accounted for the lease modification with TA. Within your response, specifically address how you have accounted for the 1,540,000 TA common shares received.

Signatures

7. Please tell us if Mr. Murray is also your principal executive officer. Refer to General Instruction D to Form 10-K.

Definitive Proxy Statement

Trustees and Executive Officers, page 8

8. With respect to your trustees, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K for guidance. Provide similar disclosure in future filings and tell us how you plan to comply.

Board of Trustees, page 10

9. We note that you have not provided disclosure with respect to your board's leadership structure and role in risk oversight as required by Item 407(h) of Regulation S-K. Please provide us with sample disclosure that complies with Item 407(h) and confirm that you will provide similar disclosure in future filings.

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Duc Dang, Attorney Advisor, at (202) 551-3386 with any other questions.

Sincerely,

Kevin Woody
Branch Chief